Via Facsimile and U.S. Mail
Mail Stop 6010

December 21, 2006

Wenjun Jiao
Chief Financial Officer
Tiens Biotech Group USA, Inc.
No. 6, Yuanquan Rd.
Wuqing New Tech Industrial Park
Tianjin, China 301700

Re: **Tiens Biotech Group USA, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2005
        Filed March 31, 2006
        File Number: 001-32477

Dear Mr. Jiao:

        We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

1.   Please explain to us why the change in deposits disclosed here and discussed in note 2 represents an operating activity.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

2.   Please provide to us in disclosure type format a break out of your revenues for each product or group of products in accordance with paragraph 37 of SFAS 131.

Note 3 – Supplemental Disclosure of Cash Flow Information, page F-19

3.   We note that you offset $6 million of the dividend payable due to a minority shareholder against other receivables due from related parties. Please explain to us the appropriateness of offsetting these amounts within the balance sheet. Include any references to the specific paragraphs within the authoritative literature that support this treatment. Also explain to us how you presented this in your Statement of Cash Flows.

Note 7 – Related Party Transactions, page F-21

4.   Please provide to us in disclosure type format a discussion of the terms and manner of settlement for all material related party transactions in accordance with SFAS 57. Also provide to us in disclosure type format a discussion of why the $24 million loaned to Tianshi Engineering was loaned, then paid off, and then loaned again. Include why this does not appear to be reflected in the Statement of Cash Flows.

Note 12 – Minority Interest Distributions, page F-28

5.   Please explain to us how this table relates to the amounts disclosed in your balance sheets as "Minority Interest" and provide to us a rollforward of those balances. Also explain to us in disclosure type format how the amounts of the distributions are determined and why certain distributions do not appear to be reflective of the minority ownership percentages.

* * * *

Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant